UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers	333-56857
333-56857-01
333-56857-02

ALLIANCE LAUNDRY SYSTEMS LLC

ALLIANCE LAUNDRY CORPORATION

ALLIANCE LAUNDRY HOLDINGS LLC

(Exact name of registrant as specified in its charter)

Shepard Street, P.O. Box 990

RIPON, WISCONSIN 54971-0990

(920) 748-3121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 1 /2% Senior Subordinated Notes due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALLIANCE LAUNDRY SYSTEMS LLC
(Registrant)

/S/ BRUCE P. ROUNDS
Date: October 1, 2010	Name:	Bruce P. Rounds
	Title:	Vice President Chief Financial Officer

ALLIANCE LAUNDRY CORPORATION
(Registrant)

/S/ BRUCE P. ROUNDS
Date: October 1, 2010	Name:	Bruce P. Rounds
	Title:	Vice President Chief Financial Officer

ALLIANCE LAUNDRY HOLDINGS LLC
(Registrant)

/S/ BRUCE P. ROUNDS
Date: October 1, 2010	Name:	Bruce P. Rounds
	Title:	Vice President Chief Financial Officer